UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 6
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,440,545,012.50	$279,686.46

*
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 27,891,943 shares of Dollar Thrifty Automotive Group, Inc. common stock (representing the shares of common stock outstanding as of August 30, 2012) by $87.50 per share, which is the offer price.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$279,686.46
Form or Registration No.:	Schedule TO
Filing Party:	Hertz Global Holdings, Inc. and HDTMS, Inc.
Date Filed:	September 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Hertz Global Holdings, Inc., a Delaware corporation (“Hertz”), and HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz (“Offeror”).  This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Offeror to purchase each of the outstanding shares of common stock, par value $0.01 per share, of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are respectively set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 and 4.

Items 1 and 4 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as follows:

The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on Monday, October 22, 2012.  The Depositary for the Offer has advised Hertz that, as of the close of business on October 4, 2012, approximately 6,570,988 Shares have been tendered into and not withdrawn from the Offer (which includes shares subject to guaranteed delivery procedures).

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(M) and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description of Exhibit

(a)(5)(M)	Press release issued by Hertz Global Holdings, Inc., dated October 5, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012

HDTMS, INC.

By:	/s/ J. Jeffrey Zimmerman
Name: J. Jeffrey Zimmerman
Title: Vice President and Secretary

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ J. Jeffrey Zimmerman
Name: J. Jeffrey Zimmerman
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(a)(5)(M)	Press release issued by Hertz Global Holdings, Inc., dated October 5, 2012.*

*   Filed herewith